Pricing Sheet dated August 25, 2011
Relating to Preliminary Pricing Supplement
No. 2011-MTNDG0079 dated August 2, 2011 and
Offering Summary No. 2011-MTNDG0079 dated August 2, 2011
to Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

542,000 Jump Securities Based on the Philadelphia Oil Service SectorSM Index due February 28, 2012
PRICING TERMS – AUGUST 25, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$5,420,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Underwriting fee and issue price” below)
Pricing date:	August 25, 2011
Original issue date:	August 30, 2011
Maturity date:	February 28, 2012
Underlying index:	Philadelphia Oil Service SectorSM Index (Bloomberg: “OSX”)
Payment at maturity:
If the final index value is greater than the initial index value,
$10 + upside payment
If the final index value is less than or equal to the initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.

Upside payment:
$1.20 per security (12% of the stated principal amount).  Accordingly, even if the final index value is significantly greater than the initial index value, your payment at maturity will not exceed $11.20 per security.

Initial index value:	218.17, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	February 23, 2012, subject to postponement for non-index business days and certain market disruption events.
Index performance factor:	final index value / initial index value
CUSIP:	17317U691
ISIN:	US17317U6910
Listing:	The securities will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(2)	Proceeds to Issuer
Per Security	$10.00	$0.15	$9.85
Total	$5,420,000	$81,300	$5,338,700
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.95 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the securities, will receive an underwriting fee of $0.15 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.15 for each $10 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on August 2, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311003147/dp25542_fwp-os.htm
Preliminary Pricing Supplement filed on August 2, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311003139/dp25541_424b2-jumpred.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Nasdaq®,” “OMX®,” “Philadelphia Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of NASDAQ OMX Group, Inc. and have been licensed for use by Citigroup Global Markets Inc. and its affiliates.  The securities have not been passed on by NASDAQ OMX Group, Inc. or its affiliates as to their legality or suitability.  The securities are not issued, endorsed, sold, or promoted by the NASDAQ OMX Group, Inc. or its affiliates.  NONE OF NASDAQ OMX GROUP, INC. NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY
NOR BEARS ANY LIABILITY WITH RESPECT TO THE SECURITIES.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.